Exhibit 99.1

FOR IMMEDIATE RELEASE

RepliCel Retains O&M Partners to Coordinate North American Focused Investor Marketing Campaign

VANCOUVER, BC – June 20, 2014 – RepliCel Life Sciences Inc. (TSXV: RP) (OTCQB: REPCF), today announced that it has retained O&M Partners, LLC to assist in targeting non-deal institutional and independent money managers throughout the United States including financial centres often overlooked by biotech companies.  This marketing effort will include a combination of group Town Hall conference calls and follow-up roadshows.   With the commencement of three human clinical trials before year-end, management is dedicated to meeting as many non-deal investors as possible.  This campaign is an integral part of the company’s overall marketing effort focused on the United States.

O&M Partners, LLC is internationally recognised by institutional and independent money managers for its ability to discover high-potential companies, identify sector trends, and qualify market sentiment. Since 1995, O&M’s New York-based marketing professionals have been bringing Wall Street together with the senior management of publicly traded companies on the TSX, AMEX and NASDAQ. O&M specializes in non-deal institutional marketing of micro-and small-caps.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function such as chronic tendinosis, damaged skin and pattern baldness.   The company’s RCT-01 and RCS-01 cell therapies are designed to treat chronic tendinosis and damaged or aging skin respectively, using fibroblasts isolated from the sheath of the hair follicle. Another of the company’s pipeline products, RCH-01 for the treatment of pattern baldness, is manufactured from cells derived from the hair follicle dermal cup.  Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

On Behalf of the Board
RepliCel Life Sciences Inc.
/s/ David Hall
David Hall, President and Chief Executive Officer

CORPORATE CONTACT:
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com
www.replicel.com

US INVESTOR RELATIONS:
Westwicke Partners, LLC
Robert H. Uhl, Managing Director
858-356-5932
robert.uhl@westwicke.com

CANADIAN INVESTOR RELATIONS:
Christina Cameron
christina@clcameron.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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